EXHIBIT 99


                                        notice

                                        of meeting

                                        and proxy

                                        statement



                                        annual meeting
                              1995
                                        of shareholders






                                        M O D I N E

M   O   D   I   N   E
- ---------------------------------------------------------------------------
     NOTICE OF ANNUAL MEETING OF SHAREHOLDERS, JULY 19, 1995


TO THE SHAREHOLDERS:

     The Annual Meeting of the Shareholders of Modine Manufacturing Company will be held at the offices of the Company, 1500 DeKoven Avenue, Racine, Wisconsin, on Wednesday, July 19, 1995, at 9:30 a.m. for the following purposes:

       1. To elect three directors to serve until the Annual Meeting in 1998.

       2. To transact any other business that may properly come before the meeting or any adjournment thereof.

     The transfer books of the Company will not be closed, but only shareholders of record at the close of business on May 30, 1995, are entitled to notice of and to vote at this meeting.

     In order that your stock may be represented at the meeting, in case you are not personally present, PLEASE SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE.


                              By order of the Board of Directors


                              W. E. PAVLICK, Secretary


June 9, 1995



YOUR VOTE IS IMPORTANT!
Please date, sign, and return
the enclosed Proxy immediately.

PROXY STATEMENT

Annual Shareholders' Meeting of Modine Manufacturing Company--1995
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GENERAL INFORMATION

     The solicitation of the enclosed proxy is made by and on behalf of the Board of Directors of Modine Manufacturing Company, 1500 DeKoven Avenue, Racine, Wisconsin 53403 (hereinafter called the "Company") for use at the Annual Meeting of Shareholders of the Company to be held on July 19, 1995, or at any adjournment thereof.

     A person giving the proxy has the power to revoke it at any time prior to the exercise thereof by giving notice in writing to the Secretary of the shareholders' meeting or by oral notice to the presiding officer during the meeting. Unless revoked, properly executed proxies will be voted in accordance with the instructions of the shareholder. If no specific instructions are given, the shares represented by the proxy will be voted FOR the election of directors.

     With regard to the election of directors, votes may be cast in favor or withheld; votes that are withheld will be excluded entirely from the vote and will have no effect.

     In their discretion the Proxies are authorized to vote upon such other business as may come before the meeting. Holders of record at the close of business on May 30, 1995, are entitled to one vote for each share of stock held. It is intended that these proxy materials will be sent to shareholders on or about June 9, 1995. The total number of shares of Common Stock outstanding and entitled to vote at the meeting is 29,688,821 shares; no Preferred Stock is presently outstanding. The holders of Common Stock of the Company do not have cumulative voting rights.


1.  ELECTION OF DIRECTORS

     The Board of Directors currently consists of ten members.

     Pursuant to the By-Laws, E. E. Richter is retiring and is not a nominee for election in 1995. The office of Chairman of the Board of Directors currently held by Mr. Richter will not be filled. Mr. R. T. Savage, President and Chief Executive Officer, will assume the duties of the Chairman effective July 19, 1995.

     By Board of Directors action in May, 1995, effective as of July 19, 1995, the authorized number of directors will be fixed at nine. The Restated By-Laws of the Company, as amended in May 1995, effective as of July 19, 1995, classify the Board of Directors into three classes of directors, with each director serving a term of office of three years. Each class of directors is staggered so that each expires in succeeding years. This year, the terms of Thomas J. Guendel, Gary L. Neale, and Richard J. Doyle expire at the 1995 Annual Meeting of Shareholders and each of them has been nominated for a new three year term expiring at the Annual Meeting in 1998.

     Each of these nominees has indicated his willingness to serve if elected. While it is not anticipated that any of the nominees will be unable to take office, if such is the case proxies will be voted in favor of such other person or persons as the Board of Directors may propose to fill the three directorships. In accordance with the Restated By-Laws, a director shall hold office until the Annual Meeting for the year in which his term expires and until his successor shall be elected and qualify, subject, however, to prior death, resignation, retirement, disqualification, or removal from office. Vacancies may be filled by the remaining directors.

     The nominees for the Board of Directors, and the directors whose terms will continue, their ages, other directorships, and their tenure and expiration dates of their terms, are set forth on the following pages:

Nominees to be Elected
- ----------------------

     THOMAS J. GUENDEL                       Director since 1980

                                                  Age 67

     Mr. Guendel is the retired Chairman of the Board and Chief Executive Officer of Portec, Inc., Lake Forest, Illinois, a manufacturer of railroad, construction, and material handling equipment. He is an Adjunct Professor, Lake Forest Graduate School of Management. Term to expire in 1998.


     GARY L. NEALE                           Director since 1977

                                                  Age 55

     Mr. Neale is Chairman, President and Chief Executive Officer and director of NIPSCO Industries, Inc., Hammond, Indiana, a holding company for gas and electric utilities and other energy related subsidiaries. Term to expire in 1998.


     RICHARD J. DOYLE                         Director since 1987

                                                  Age 63

     Mr. Doyle is Chairman, Chief Executive Officer and director of three private electrical contracting corporations. Prior to his retirement January 1, 1989, Mr. Doyle was a Vice President of Borg-Warner Corporation, Chicago, Illinois, a diversified manufacturing and services company, and President and Chief Executive Officer of Borg-Warner Automotive, Inc., Troy, Michigan, a subsidiary of Borg-Warner Corporation. Term to expire 1998.

Directors Continuing in Service
- -------------------------------

     FRANK W. JONES                          Director since 1982

                                                  Age 55

     Mr. Jones is an independent management consultant, Tucson, Arizona. He is also a director of Jason Incorporated, Met Coil Systems Corp., Ingersoll Milling Machine Co., Star Cutter Co., Gardner Publications, Inc., General Tool Co., and TRAK International, Inc. Term to expire in 1997.

     DENNIS J. KUESTER                       Director since 1993

                                                  Age 53

     Mr. Kuester is President of Marshall & Ilsley Corporation and of M&I Marshall & Ilsley Bank, and Chairman and Chief Executive Officer of M&I Data Services, Inc., a Milwaukee, Wisconsin, bank holding company, bank, and banking services company, respectively. He is also a director of M&I Data Services, Inc., M&I Marshall & Ilsley Bank, M&I Corporation, Interstate Forging Industries,
     Inc., Super Steel Products Corp., TYME Corporation, and Krueger International. Term to expire in 1997.


     MICHAEL T. YONKER                        Director since 1993

                                                  Age 52

     Mr. Yonker is President and Chief Executive Officer of Portec, Inc., Lake Forest, Illinois, a manufacturer of railroad, construction, and material handling equipment. Prior to joining Portec, Inc. in 1989, Mr. Yonker served in various capacities at P.T. Components, FMC Corporation, and Exxon Corporation. He is also a director of Crown Anderson, Inc. and Woodward Governor Company. Term to expire in 1997.


     STUART W. TISDALE                        Director since 1987

                                                  Age 66

     Mr. Tisdale is the retired Chairman, Chief Executive Officer and a director of WICOR, Inc., Milwaukee, Wisconsin, a holding company whose primary subsidiaries are Wisconsin Gas Company, a public utility, Sta-Rite Industries, a manufacturer of pumps and fluid handling systems, and SHURflo Pump Manufacturing Company, a manufacturer of small high-performance pumps, valves, motors and systems. He is also a director of Marshall & Ilsley Corporation and Twin Disc, Inc. Term to expire in 1996.


     VINCENT L. MARTIN                        Director since 1992

                                                  Age 55

     Mr. Martin is Chairman, President and Chief Executive Officer, and director of Jason Incorporated, a diversified manufacturing company based in Milwaukee, Wisconsin. He is also a director of Crane Manufacturing & Service, Bank One Wisconsin Corporation, and Oldenburg Group, Inc. Term to expire in 1996.


     RICHARD T. SAVAGE                        Director since 1989

                                                  Age 56

     Mr. Savage is President and Chief Executive Officer of the Company. He will assume the duties of Chairman of the Board effective July 19, 1995. He is also a director of Twin Disc, Inc., and M&I Bank of Racine. Term to expire in 1996.

PRINCIPAL SHAREHOLDERS AND SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE
OFFICERS

Principal Shareholders

     The following table sets forth information based upon the records of the Company and filings with the Securities and Exchange Commission ("SEC") as of March 31, 1995, with respect to each person known to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities.

Title         Name and Address of          Amount and Nature of       Percent
of Class      Beneficial Ownership        Beneficial Ownership(f)     of Class
- --------   ---------------------------   --------------------------   --------

Common     Investment Committee of       2,314,844   Power to vote      7.79 %
           Modine Manufacturing                      and dispose of
           Company Employees' Retire-                Trusts' stock
           ment Trusts, 1500 DeKoven
           Avenue, Racine, WI.
           Members:  R. T. Savage,
           A. D. Reid, V. S.
           Frangopoulos, D. R.
           Johnson and W. E. Pavlick*

Common     Administrative Committee      5,705,579   Power to vote     19.21%
           of Modine Contributory                    Plans' stock
           Employee Stock Ownership                  not voted by
           & Investment Plans,                       employees
           1500 DeKoven Avenue,                      owning it
           Racine, WI.  Members:
           R. M. Gunnerson, R. L.
           Hetrick, and D. R. Zakos*

Common     Mario T. Gabelli, GAMCO       1,914,576   Sole or shared     6.47 %
           Investors, Inc., Gabelli                  voting and/or
           & Company, Inc. and                       power to dispose
           Gabelli Funds, Inc.                       of stock
           655 Third Avenue, New
           York, NY  10017**
- ------------------------------------------------------------------------------

     * M&I Marshall and Ilsley Bank is trustee and holder of record of the Modine Contributory Employee Stock Ownership and Investment Plans' and Retirement Trusts' stock and is the escrow agent for participants' stock under the 1990 through 1995 Stock Award Plans. D. J. Kuester is President of Marshall & Ilsley Corporation and of M&I Marshall & Ilsley Bank.

    ** Based on a joint Schedule 13D filed as of May 10, 1994, by Mario T. Gabelli, GAMCO Investors, Inc., Gabelli &
          Company, Inc., and Gabelli Funds, Inc.

     The Company knows of no other person or group which is a beneficial owner of five percent or more of the Company's Common Stock.

Securities Owned by Management
- ------------------------------

     The table below reflects, as of March 31, 1995, the number of shares of Common Stock beneficially owned by each of the directors of the Company, each of the executive officers named in the Summary Compensation Table, and the number of shares beneficially owned by all directors and executive officers of the Company as a group.


 Title              Name of            Amount and Nature of      Percent
of Class        Beneficial Owner       Beneficial Ownership      of Class
- --------      -------------------      --------------------      --------

Common        R. J. Doyle*                 22,000(a)               **

Common        T. J. Guendel*               77,008(b)               **

Common        F. W. Jones*                 79,934(a)               **

Common        D. J. Kuester*               21,000(c)               **

Common        V. L. Martin*                21,300(d)               **

Common        G. L. Neale*                 46,246(a)               **

Common        S. W. Tisdale*               46,061(a)               **

Common        M. T. Yonker*                20,000(a)               **

Common        R. T. Savage                442,553(e)(f)           1.49 %

Common        D. R. Johnson               214,298(e)(f)            **

Common        V. S. Frangopoulos          343,961(e)(f)           1.15 %

Common        M. G. Baker                 238,348(e)               **

Common        W. E. Pavlick               286,259(e)(f)            **


Common        All executive
              officers and
              directors as a
              group (25 persons)        2,864,505(g)              9.6 %

      * Non-employee directors have the right to acquire additional shares of Common Stock (not listed in the above table) through the exercise of options automatically granted upon re-election pursuant to the 1994 Stock Option Plan for Non-Employee Directors discussed on Page 8 herein.

     **   Denotes less than one percent of shares outstanding.

(a) The 22,000 shares listed for Mr. Doyle include options to acquire 15,000 shares; the 79,934 shares listed for Mr. Jones include options to acquire 45,000 shares; the 46,246 shares listed for Mr. Neale include options to acquire 15,000 shares; the 46,061 shares listed for Mr. Tisdale include options to acquire 45,000 shares; and the 20,000 shares listed for Mr. Yonker include options to acquire 20,000 shares.

(b) The 77,008 shares listed for Mr. Guendel include options to acquire 42,000 shares. This number includes 15,308 shares held by Mr. Guendel's wife.

(c) The 21,000 shares listed for Mr. Kuester exclude shares held of record by M&I Marshall & Ilsley Bank. See footnote to the Five Percent Stock Ownership table on Page 5. This number includes options to acquire 20,000 shares.

(d) The 21,300 shares listed for Mr. Martin include options to acquire 20,000 shares and includes 300 shares held in a Children's Trust with Mr. Martin as Trustee.

(e) The 442,553 shares listed for Mr. Savage include options to acquire 197,000 shares, and 50,000 restricted shares awarded to Mr. Savage; the 214,298 shares listed for Mr. Johnson include 2,288 shares held by Mr. Johnson's wife, options to acquire 131,750 shares, and 33,300 restricted shares awarded to Mr. Johnson; the 343,961 shares listed for Mr. Frangopoulos include 4,800 shares owned by one of his children, options to acquire 142,000 shares, and 33,200 restricted shares awarded to Mr. Frangopoulos; the 238,348 shares listed for Mr. Baker include options to acquire 137,800 shares, and 20,100 restricted shares awarded to Mr. Baker; the 286,259 shares listed for Mr. Pavlick include 621 shares held by Mr. Pavlick's wife, options to acquire 113,613 shares, and 20,300 restricted shares awarded to Mr. Pavlick.

     All awards listed are pursuant to the 1990 through 1995 Stock Award Plan grants but subject to restrictions which lapse annually in fifths over a period commencing at the beginning of the third year from the date of grant.

(f) In addition to the beneficial ownership listed, R. T. Savage, A. D. Reid, V. S. Frangopoulos, D. R. Johnson, and W. E. Pavlick comprise the Investment Committee of the Modine Pension Plans appointed by the Board of Directors. The Committee exercises investment and voting control over the assets, including Modine Common Stock, held of record by the Modine Pension Trusts of which M&I Marshall & Ilsley Bank is trustee as described above.

(g) This number includes 1,005,537 shares held by officers (other than the five named executive officers) as a group (12 persons) and includes options to acquire 485,063 shares and 68,800 shares awarded pursuant to the 1990 through 1995 Stock Award Plan grants but subject to restrictions which lapse annually in fifths over a period commencing at the beginning of the third year from the date of grant.

     Approximately forty-nine percent (49%) of all outstanding shares are owned or controlled by or for directors, officers, employees, retired employees, and their families.

BOARD MEETINGS, COMMITTEES AND COMPENSATION

     The Board of Directors held nine regular meetings during the fiscal year ended March 31, 1995. An additional eight meetings were held by the standing Committees of the Board to assist the Board in carrying out its responsibilities. A description of these committees and their functions is set forth below.

     The Audit Committee consists of five outside directors. Current members are R. J. Doyle, Chairman, F. W. Jones, V. L. Martin, G. L.
Neale, and S. W. Tisdale. The Audit Committee recommends to the Board of Directors the engagement of the independent auditors. Before the audit, the Committee meets with the independent auditors to discuss the plan and scope of the audit engagement. At the completion of the audit, the Committee meets with the independent auditors to review the results of the audit, the effectiveness of the Company's internal auditing procedures, and the adequacy of the Company's internal accounting controls. The Committee also reviews and approves the budget for each non-audit service, the audit and non-audit fees, and their effect on the independence of the auditors. The Audit Committee met a total of three times during the fiscal year ended March 31, 1995.

     The Officer Nomination and Compensation Committee consists of five outside directors. Current members of this Committee are G. L. Neale, Chairman, T. J. Guendel, V. L. Martin, S. W. Tisdale, and M. T. Yonker.
This Committee reviews candidates for positions as Company officers and makes recommendations to the Board on such candidates, makes recommendations to the Board on compensation for the Company's officers, and administers the Company's 1994 Incentive Compensation Plan. The Officer Nomination and Compensation Committee met three times during the last fiscal year.

     The Pension Committee consists of four outside directors. Current members of this Committee are T. J. Guendel, Chairman, R. J. Doyle, F. W. Jones, and D. J. Kuester. This Committee provides oversight with respect to the investments of the Company's Pension Plan. The Pension Committee met two times during the last fiscal year.

     The Board of Directors does not have a committee which nominates directors since nomination and review of director candidates is a function of the full Board.


Compensation of Directors
- -------------------------

     Directors of the Company who are not employees were paid a retainer fee of $4,500 per quarter. In addition, Directors received a fee of $1,000 for each Board meeting attended and $850 for each Committee meeting attended with the Chairman of the Audit Committee eligible for a fee of $1,700. Effective April 1, 1995, the retainer fee was increased to $5,250 per quarter and the Committee meeting fee was increased to $1,000. Directors who are officers do not receive any fees in addition to their remuneration as officers. The Company also reimburses its directors for travel, lodging, and related expenses incurred in attending Board and Committee meetings, and it provides each director with travel accident and director and officer liability insurance.

     Directors of the Company who are not employees are eligible to participate in the 1994 Stock Option Plan for Non-Employee Directors (the

"Directors' Plan") which is authorized to grant non-qualified stock options through July 20, 2004, on up to 500,000 shares of the Company's Common Stock. These options are granted at one hundred percent of the fair market value on the date of the grant and will expire no later than ten years after the date they are granted and will terminate no later than three years after termination of director status for any reason other than death. Within
30 days after election or re-election to the Board, each director so elected or re-elected is automatically granted an option for that number of shares equal to the multiple of 5,000 and the number of years in the term to which such director has been so elected or re-elected. The Directors' Plan may be administered by a committee of two or more directors of the Company if deemed necessary or advisable in order to comply with the exemptive rules promulgated pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended. The Board or any such committee shall have no authority to administer the Directors' Plan with respect to the selection of participants under the plan or the timing, pricing, or amounts of any grants.

     The Board of Directors has adopted the Modine Manufacturing Company Director Emeritus Retirement Plan (the "Director Emeritus Retirement Plan") whereby any person (employee or non-employee) who is or becomes a director of Modine on or after April 1, 1992, and who retires from the Board will be paid a retirement benefit equal to the annualized rate at which directors are being paid for their services to the Company as directors (including Board meeting attendance fees but excluding any applicable committee attendance fees) as in effect at the time such director ceases his service as a director. The retirement benefit will continue until the period of time the retirement benefit paid equals the period of time of the director's Board services. If a director dies before or after retirement, his spouse or other beneficiary will receive the applicable retirement benefit. In the event of a change in control (as defined in the Plan) of Modine, each eligible director, or his spouse or other beneficiary entitled to receive a retirement benefit through him, would be entitled to receive a lump sum payment equal to the present value of the total of all benefit payments which would otherwise be payable under the Director Emeritus Retirement Plan. The retirement benefit is not payable if the director directly or indirectly competes with the Company or if the director is convicted of fraud or a felony and such fraud or felony is determined by disinterested members of the Board of Directors to have damaged the Company.

     Two former directors (who retired prior to April 1, 1992) have agreements with the Company whereby, as Directors Emeriti, they are entitled to receive retainer fees and monthly meeting fees equal to the fees paid at the time each retired from the Board for a period continuing until their deaths.


EXECUTIVE COMPENSATION

Summary Compensation Table
- --------------------------

     The following table sets forth compensation awarded to, earned by, or paid to the Company's Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at March 31, 1995, for services rendered to the Company and its subsidiaries during fiscal 1994-1995. Also included is salary, bonus, restricted Common Stock awards, and stock option information for fiscal years ended March 31, 1993, and March 31, 1994.

                   SUMMARY COMPENSATION TABLE
                                                      Annual Compensation (1)             Long-Term Compensation
                                                      -----------------------     ----------------------------------
                                                                                  Restricted    Stock     All Other
Year       Name                  Principal Position      Salary        Bonus       Stock (2)  Options(3)  Comp.(4)
- --------------------------------------------------------------------------------------------------------------------
1994/95   R. T. Savage         President & CEO        $  334,500    $  334,500     $199,500     25,000     $24,958
1993/94                                                  318,125       264,044      210,000     26,000      22,709
1992/93                                                  292,000       175,200      273,750     36,000      21,607

1994/95   D. R. Johnson        Executive VP,          $  214,000    $  171,200     $156,750     20,000     $15,891
1993/94                        Operations                185,125       122,923      150,000     19,000      13,807
1992/93                                                  164,500        78,960      200,750     26,000      12,144

1994/95   V. S. Frangopoulos   Group VP, Off-         $  188,000    $  150,400     $142,500     15,000     $14,027
1993/94                        Highway Products          177,125       117,611      150,000     19,000      13,214
1992/93                                                  161,000        77,280      200,750     26,000      11,819

1994/95   M. G. Baker          Group VP,              $  166,000    $  116,200     $ 85,500     11,000     $12,357
1993/94                        Distributed Products      151,125        87,804       81,000     12,000       7,989
1992/93                                                  139,000        58,380      109,500     16,000       6,181

1994/95   W. E. Pavlick        Senior VP, General     $  157,000    $  109,900     $ 57,000      9,000     $11,280
1993/94                        Counsel & Secretary       148,125        86,061       81,000     12,000      11,478
1992/93                                                  138,000        57,960      109,500     16,000      10,213

(1) Excludes "Other Annual Compensation" under SEC Regulations since such does not exceed the lesser of $50,000 or 10% of each individual's combined salary and bonus.

(2) The total number of restricted shares and the aggregate market value at March 31, 1995, were: Mr. Savage - 50,000 shares valued at $1,675,000; Mr. Johnson - 33,300 shares valued at $1,115,550; Mr. Frangopoulos - 33,200 shares valued at $1,112,200; Mr. Baker - 20,100 shares valued at $673,350; and Mr. Pavlick - 20,300 shares valued at $680,050. Dividends are paid on the restricted shares at the same time and the same rate as dividends paid to shareholders of unrestricted shares. Aggregate market value is based on a fair market value of $33.50 at March 31, 1995.

      Restricted stock is awarded to an employee at no cost and placed in escrow until the beginning of the third, fourth, fifth, sixth, and seventh years respectively at which time one-fifth of the shares are released to the employee. In the event of retirement or a takeover of the Company, the shares may be released at an earlier date.

(3) The 1994 Incentive Compensation Plan authorized the Officer Nomination and Compensation Committee of the Board to grant stock options (incentive stock options and non-qualified stock options) and other stock-based rights through July 20, 2004, on up to 3,000,000 shares of the Company's common stock. Incentive stock options and non-qualified stock options granted are at one hundred percent of the fair market value on the date of the grant and will expire no later than ten years after the date of the grant. Grants pursuant to the Plan may be made to such officers or certain other employees as shall be determined by the Committee.

      Upon the exercise of the option, the optionee may pay the purchase price in cash, stock, or a combination of cash and stock. The optionee may also satisfy any tax withholding obligation by using optioned shares. In the event of a sale, merger, consolidation, or other specified transaction involving the Company, the optionee will have the right to receive (regardless of whether or to what extent the option would then have been exercisable) the difference between the exercise price and the fair market value of the stock.

(4) Employer matching contributions to the Company Tax Saver (401(k)) Plan, Stock Purchase Plan, and Supplemental Executive
      Retirement Plan.   The Company has a program (the "Executive
      Supplemental Stock Plan") to pay, out of general assets, an amount substantially equal to the difference between the amount that would have been allocated to a participant's account as Company matching contributions, in the absence of legislation limiting such allocations, and the amount actually allocated under the plans. Payment of this amount and appreciation thereon is deferred until termination of service or retirement.

Officer Nomination and Compensation Committee Report on Executive
- ------------------------------------------------------------------
Compensation
- ------------

   The Officer Nomination and Compensation Committee has provided the following report on Executive Compensation:

   Compensation Philosophy
   -----------------------

   The Company's executive compensation philosophy is designed to address the needs of the Company, its executives, and its shareholders.

   The specific factors underlying the Committee's decision with respect to compensation for each of the named executives for the last fiscal year are two-fold:

   1. The ability to accomplish the Company's goal of preserving and enhancing the shareholders' investment over the long-term without bearing undue risk in the process. The Committee recognizes that there will be short-term fluctuations in the Company's business and is of the opinion that incentive compensation should be based primarily upon attainment of the Company's goals over a longer period of time. It is the Committee's intention to compensate its executive officers appropriately for superior performance; however, inherent in attaining the Company's goal is the premise that shareholder assets will not be wasted by the payment of excessive compensation.

   2. The second factor underlying the Committee's compensation decision is that achieving the foregoing Company goals can only be accomplished by the retention of competent, highly skilled people. Accordingly, the design of the compensation package must include sufficient tools to assure retention of key individuals.

   Numerous other criteria are considered in the compensation decision, including high ethical standards, concern for employees, regard for the environment, and commitment to the highest levels of product quality and customer service. Each of these criteria is an intrinsic part of attaining the Company's long-term goals.


   Total Annual Compensation
   -------------------------

   The Company's executive compensation program is composed of an annual cash component, consisting of salary and a bonus based on the financial performance of the Company, and a long-term incentive component, currently consisting of stock awards and stock options.

   The compensation package design reflects the Committee's belief that a larger than typical portion of compensation should be based upon incentives. This results in the base salary of Company executives being lower than those executives in comparable companies and industries and with incentive compensation being higher. Incentive compensation is established at a level designed to ensure that, when such payouts are added to a participant's base salary, the resultant compensation for above average performance will exceed the average compensation level for comparable companies. For fiscal 1994-95, the Company used a formula bonus program which does not commence payout until a pre-tax return of 15 percent on shareholders' investment is earned for the shareholders. Thereafter, Company executives can earn a cash bonus which increases at a linear rate with Company earnings and is proportional with the executive's level of management responsibility, including the Chief Executive Officer ("CEO"), who could earn a cash bonus of up to 100% of his base salary (the maximum payout under the program) in fiscal 1994-95. The formula was modified in 1993-94 to increase the risk/reward scenario for all Company executives. All other incentive awards are calculated as a job slotted percentage of the CEO's percent of earned award. By so doing, the entire management team shares the risks and rewards of overall Company performance. For fiscal
1994-95, the total annual compensation provided was in accordance with this philosophy.

   Long-Term Compensation
   ----------------------

   To further align the Company executives' interests with those of the shareholder, the Compensation Committee utilizes long-term stock based incentives in the form of stock options and stock awards. The number of stock options and stock awards granted to each executive officer is established for each person considering the survey data described below. Individual awards are determined based on a subjective assessment of individual performance, contribution, and potential. The Committee generally considers previous grant and award amounts when determining annual grants or awards under its programs.

   The stock options currently granted are at market value and are exercisable within ten years of date of grant. The options may be rescinded at any time up until two years after exercise should the individual be terminated for cause, compete in any way against the Company, not fully comply with applicable laws and government regulations, fail to maintain high ethical standards, or breach the Company's policies such as Guidelines for Business Conduct, Antitrust Compliance, or confidentiality of proprietary technology and information.

   Stock awards are grants of Company stock to a limited number of top executives, at no cost. These awards vest only at the rate of 20 percent per year commencing with the third year after grant, acting thereby as both a retention tool and involving the executive in a longer-term stake in the Company. Stock awards not previously vested are terminated should the executive cease to be employed by the Company for any reason other than retirement or a takeover.

   Consequently, the executive is compensated over the long-term, through both the stock option and stock award programs, as the Company stock price increases, which is for the benefit of the shareholder.

   Chief Executive Officer Compensation
   ------------------------------------

   The Committee recognizes that effective management of the Company is a team effort, led by the CEO. The CEO and the named officers must possess the difficult to define qualities of leadership, ability to instill confidence in their actions, and to inspire others to even greater effort. These qualities can only be determined through observation over a longer period of time and through the ultimate results attained. Accordingly, the CEO's and senior executive officers' team compensation decision was not based solely on fiscal 1994-95 annual financial results but was based on the compensation policies referenced above and the Company's favorable return on shareholders' investment over the longer term and the Committee's subjective assessment of the performance of the management team. The CEO's employment agreement (described on page 14) only specifies minimum termination compensation. Total Annual compensation is established by the Compensation Committee.

   Other Executive Officer Compensation
   ------------------------------------

   Since, as stated above, we believe that corporate management is a team effort, we also believe that it is appropriate for the CEO to select his team members and make a substantial contribution to the compensation decision for each of such team members. Accordingly, upon detailed consultation with the CEO, assessment of the experience, capabilities and performance of each of the named executives toward attaining Company goals, and the policies referenced above, compensation decisions were made. As a background for such decisions, the Compensation Committee reviewed four major compensation consultant data bases with respect to compensation.
The compensation consultant data bases and the comparator group of companies used in the performance graph are both large data bases of industrial companies which the Committee believes appropriately reflect the broad labor market for Modine executives. Within a range of acceptable total compensation for each individual, compensation was determined as described above.

   Compliance with Internal Revenue Code Section 162(m)
   ----------------------------------------------------

   Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to public companies for compensation over $1 Million paid to the Company's CEO and four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The compensation of the Company's CEO and the four other most highly compensated executive officers currently does not approach the disqualifying threshold. In the future, in the event the disqualifying threshold becomes an issue, the Committee will weigh all the facts and circumstances in existence at the time.

                         G. L. Neale, Chairman
                         T. J. Guendel
                         V. L. Martin
                         S. W. Tisdale
                         M. T. Yonker

Performance Graph
- -----------------

     The following graph shows the cumulative total stockholder return on the Company's Common Stock over the last five fiscal years as compared with the returns of the Standard & Poor's 500 Stock Index and the NASDAQ Industrials Stock Index (Non-financial Index). The NASDAQ Industrials
Stock Index consists of approximately 3,000 industrial companies (including Modine), and includes a broad range of manufacturers. The Company believes, because of the diversity of its business, that comparison with this broader index is appropriate. The graph assumes $100 was invested on April 1, 1990, in the Company's Common Stock, the S&P 500 Stock Index, and the NASDAQ Industrials Stock Index and assumes reinvestment of dividends.


         COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

 Measurement Period
(Fiscal Year Covered)          Modine          S&P          NASDAQ
- ---------------------          ------          ---          ------

Measurement Pt. 4/1/90         $100            $100          $100
        FYE 91                  108             114           118
        FYE 92                  194             127           147
        FYE 93                  225             146           159
        FYE 94                  299             148           174
        FYE 95                  396             172           190


Options Granted
- ---------------

     The following table sets forth information about stock option grants during the last fiscal year for the five executive officers named in the Summary Compensation Table.

                OPTION GRANTS IN LAST FISCAL YEAR
                                                                               Potential Realizable
                                                                             Value at Assumed Annual
                                                                           Rates of Stock Appreciation
                                  Individual Grants                    Appreciation for Option Term(1)(2)(3)
                     --------------------------------------------      --------------------------------------
                               % of Total
                                Options
                     Options   Granted to   Exercise   Expiration
     Name            Granted   Employees     Price        Date          0%        5%              10%
- ------------------   -------   ----------   --------   -----------     ---   ------------   --------------
R. T. Savage          25,000      11.2%      $28.50     1/18/2005      $0    $    448,875   $    1,132,875

D. R. Johnson         20,000       9.0%      $28.50     1/18/2005      $0         359,100          906,300

V. S. Frangopoulos    15,000       6.7%      $28.50     1/18/2005      $0         269,325          679,725

M. G. Baker           11,000       4.9%      $28.50     1/18/2005      $0         197,505          498,465

W. E. Pavlick          9,000       4.0%      $28.50     1/18/2005      $0         161,595          407,835

All Optionees        223,000     100%        $28.50     1/18/2005      $0       4,003,965       10,105,245

All Shareholders        N/A        N/A        N/A         N/A          $0    $626,817,804   $1,581,968,742

(1) All options granted are immediately exercisable. Holders may use shares previously owned or received upon exercise of options to exercise options. The Company may accept shares to cover withholding or other employee taxes.

(2) The dollar amounts under these columns are the result of calculations at zero percent and at the five-percent and ten-percent rates set by the SEC and therefore are not intended to forecast possible future appreciation, if any, of the Company's stock price.

(3) No gain to the optionee is possible without an increase in stock price appreciation, which will benefit all shareholders commensurately. A zero percent gain in stock price appreciation will result in zero dollars for the optionee.

Option Exercises and Fiscal Year-End Values
- -------------------------------------------

     The following table sets forth information with respect to the five executive officers named in the Summary Compensation Table concerning the number of option exercises and value of options outstanding at the end of the last fiscal year.

         AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                AND FISCAL YEAR END OPTION VALUES

                                                                            Total Value of
                                                      Total Number           Unexercised
                       Number of                     of Unexercised          In-the Money
                        Shares                       Options Held at       Options Held at
                      Acquired on       Value      Fiscal Year End (1)   Fiscal Year End(1)
     Name              Exercise        Realized      Exercisable (2)       Exercisable (2)
- ------------------   -------------   -----------   -------------------   ------------------
R. T. Savage            58,000       $1,244,290         197,000            $3,310,000

D. R. Johnson            1,000           20,562         131,750             2,128,109

V. S. Frangopoulos      14,800          316,588         142,000             2,458,500

M. G. Baker                -0-              -0-         137,800             2,768,667

W. E. Pavlick           21,587          483,157         113,613             2,181,130

(1)   All options granted are immediately exercisable.

(2) Granted at fair market value on the date of Grant. Total value of outstanding options is based on a fair market value of Company stock of $33.50 as of March 31, 1995.

Pension Plan Table
- ------------------

     The following table sets forth the estimated annual benefits payable upon retirement at normal retirement age for the years of service indicated under the Company's defined pension plan at the indicated remuneration levels (average of five years earnings).

- ----------------------------------------------------------------------------
Average Annual                Representative Years of Service
   Earnings       15 Years    20 Years    25 Years    30 Years    35 Years
- --------------    --------    --------    --------    --------    --------
$125,000          $ 29,900    $ 39,850    $ 49,825    $ 59,800    $ 69,750
 200,000            48,750      64,975      81,225      97,475     113,725
 275,000            67,575      90,100     112,650     135,175     157,700
 350,000            86,425     115,225     144,050     172,850     201,675
 425,000           105,275     140,350     175,450     210,550     245,625
 500,000           124,125     165,475     206,850     248,225     289,600
- ----------------------------------------------------------------------------

     The five executive officers named in the Summary Compensation Table participate on the same basis as other salaried employees in the non-contributory Modine Pension and Disability Plan for Salaried Employees. Because the Company's contributions to the plan are actuarially based on all eligible salaried employees and are not allocated to individual employee accounts, expenses for a specific person cannot readily be separately or individually calculated. Retirement benefits are based on an employee's earnings for the five highest of the last ten years preceding retirement and on years of service. Applicable earnings include salary, bonuses, and any deferred amount under the Modine Tax Saver (401(k)) Plan. They are approximately the same as cash compensation reported in the Summary Compensation Table, but on a calendar year rather than a fiscal year basis. A minimum of five years of service is required for eligibility. The principal benefit under the plan is a lifetime monthly benefit for the joint lives of participants and their spouses based on the employee's earnings and period of employment, and is not subject to offset by Social Security benefits. Employees can retire with unreduced early retirement benefits at age sixty-two or may be eligible for disability, deferred, or other early retirement benefits depending on age and years of service upon retirement or termination. In addition, an employee who has reached age sixty-two and who has accumulated thirty or more years of eligible service may request that the accrued benefit be paid immediately in a lump-sum amount, even if not retired at the time of election.

     Assuming continued employment until age sixty-five, the estimated credited years of service under the plan for Messrs. Savage, Johnson, Frangopoulos, Baker, and Pavlick are thirty-one, twenty-eight, twenty-eight, twenty-five, and nineteen years, respectively.

     Pension benefits under the plan are subject to possible limitations imposed by the Employee Retirement Income Security Act of 1974 and subsequent amendments thereto. To the extent that an individual employee's retirement benefit exceeds these limits, the excess will be paid from general operating funds of the Company.

     Employees, including officers, may also qualify for long-term disability payments of approximately sixty percent of their base salary, up to a maximum of $8,000 per month, if they become disabled.


Employment Agreements
- ---------------------

     The Company entered into an employment contract effective October 1, 1983, with Mr. Savage covering his employment for a three year term. The contract is automatically extended annually for an additional year so that the remaining contract term is between two and three years, unless notice is given by either party to the contrary. This contract provides for a minimum annual salary equal to that paid the past fiscal year to Mr. Savage plus bonus participation. Mr. Savage will continue to receive all employee benefits, plus supplements to his retirement pension and 401(k) benefits designed to provide him with benefits which otherwise are reduced by statutory limitations on qualified benefit plans. In the event of disability, salary continuation is provided at a level of one hundred percent for the first twelve months and up to sixty percent thereafter with no maximum dollar amount. In the event of termination of the contract by the Company other than for cause, death, or disability, or by Mr. Savage upon a failure to be re-elected as an officer and/or a director, a significant change in authority, a breach of the contract by the Company, or a liquidation or merger of the Company where the contract is not assumed, Mr. Savage would receive annually for the remainder of the contract term, compensation equal to the average of the five highest of the last ten years. Mr. Savage agrees to refrain from competition with the Company during the length of the Agreement and for a period of two years after such Agreement is terminated, except if such termination occurs after a change in control of the Company. W. E. Pavlick has a similar agreement on substantially the same terms and conditions as stated hereinabove.


Change-in-Control Arrangements
- ------------------------------

     The Company's stock option and stock award plans contain certain provisions relating to change-in-control or other specified transactions that would accelerate or otherwise release shares granted or awarded under those plans. See footnotes (2) and (3) to the Summary Compensation Table herein.


TRANSACTIONS

     In the regular course of business since April 1, 1994, the Company has had transactions with corporations or other firms of which certain non-employee directors are executive officers or otherwise principally involved. Such transactions were in the ordinary course of business and at competitive prices and terms.
The Company does not consider the amounts involved to be material. The Company anticipates that similar transactions will occur in fiscal 1994-95.


OTHER INFORMATION

Independent Auditors
- --------------------

     Coopers & Lybrand have been the independent certified public accountants since 1935 and were selected as the Company's accountants for the fiscal year ended March 31, 1995. They are appointed by the Board of Directors of the Company and report to the Audit Committee. A representative of Coopers & Lybrand will not be attending the 1995 Annual Meeting of Shareholders.


Expenses of Solicitation
- ------------------------

     The cost of soliciting proxies is being borne by the Company. In addition to solicitation by mail, arrangements have been made with brokerage houses, nominees, and other custodians and fiduciaries to send proxy material to their principals and the Company will reimburse them for their expenses in doing so. Proxies also may be solicited personally or by telephone or other means of electronic communication by directors, officers, and a few regular employees of the Company in addition to their usual duties. They will not be specially compensated for these services.


Compliance with Section 16(a) of the Securities Exchange Act of 1934
- --------------------------------------------------------------------

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Officers, directors, and greater than ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on review of the copies of such forms furnished to the Company, the Company believes that during the period April 1, 1994, to March 31, 1995, all Section 16(a) filing requirements applicable to its officers, directors, and greater than ten percent beneficial owners were complied with, except that during 1993 and 1994 R. L. Hetrick timely reported transactions but inadvertently did not include in those reports certain small share acquisitions pursuant to the Company's Dividend Reinvestment Plan. These omissions were corrected by the reporting of these facts in Mr. Hetrick's year end Form 5.


ADDITIONAL MATTERS


     The Board of Directors is not aware of any other matters that will be presented for action at the 1995 annual meeting. Should any additional matters come before the meeting, the persons named in the enclosed proxy will vote on those matters in accordance with their best judgment.


SHAREHOLDER PROPOSALS FOR 1996

     If a shareholder wishes to present a proposal for consideration at next year's Annual Meeting of Shareholders, such proposal must be received at Modine's offices on or before February 9, 1996.


ANNUAL REPORT

     The Annual Report of the Company, including financial statements for the fiscal year ended March 31, 1995, is enclosed.



                              W. E. PAVLICK, Secretary

                                APPENDIX

             Please mark your
/X/          votes as in this
             example

                 FOR    WITHHELD            Nominees:  Thomas J. Guendel
1.  Election of                                        Gary L. Neale
     Directors  / /      / /                           Richard J. Doyle

For, except vote withheld from the       This Proxy, when properly executed,
following nominee(s):                    will be voted in the manner directed
                                         herein.  If no direction is made,
___________________________________      this proxy will be voted FOR Item 1.

                                         PLEASE MARK, DATE, EXECUTE AND
                                         RETURN THIS PROXY PROMPTLY IN THE
                                         ENCLOSED ENVELOPE.



SIGNATURE(S)   _____________________________________   DATE___________ 1995
NOTE:          Please sign exactly as name appears
               hereon.  Joint owners should each sign.
               When signing as attorney, executor,
               administrator, trustee or guardian,
               please give full title as such.

                        MODINE MANUFACTURING COMPANY

               PROXY SOLICITED ON BEHALF OF BOARD OF DIRECTORS

  The undersigned hereby appoints Richard T. Savage and Walter E. Pavlick, with full power of substitution, proxies to vote at the Annual Meeting of Shareholders of Modine Manufacturing Company (the "Company") to be held on July 19, 1995 at 9:30 a.m., local time, and at any adjournment or adjournments thereof, hereby revoking any proxies heretofore given, to vote all shares of common stock of the Company held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting.

                       (To be Signed on Reverse Side)

          MODINE MANUFACTURING COMPANY AND SUBSIDIARIES
                    (A Wisconsin Corporation)

         SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
        for the years ended March 31, 1995, 1994 and 1993
                        ($ In Thousands)
Col. A                 Col. B            Col. C              Col. D     Col. E
- ------                 ------            ------              ------     ------
                                          Additions
                                   ----------------------
                                       (1)       (2)
                      Balance at                                        Balance
                      Beginning    Charged to  Charged to                 at
                          of       Costs and     Other                   End of
Description             Period      Expenses   Accounts     Deductions   Period
- -----------           ----------   ----------  ----------   ----------  -------
1995:
Intangible Assets-
Accumulated
Amortization            $5,060      $2,044       $730(B)     $270(C)     $7,564
                        ======      ======       ====        ====        ======

Allowance for
Doubtful Accounts       $4,896      $1,850       $139(B)     $461(A)     $6,424
                        ======      ======       ====        ====        ======

1994:
Intangible Assets-
Accumulated
Amortization            $4,054      $1,733       $(83)(B)    $644(C)     $5,060
                        ======      ======       =====       ====        ======

Allowance for
Doubtful Accounts       $2,976      $1,932       $879(B)     $891(A)     $4,896
                        ======      ======       ====        ====        ======

1993:
Intangible Assets-
Accumulated
Amortization            $3,211      $  890       $ (2)(B)    $ 45(C)     $4,054
                        ======      ======       =====       ====        ======

Allowance for
Doubtful Accounts       $1,878      $1,705       $   -(B)    $607(A)     $2,976
                        ======      ======       =====       ====        ======

Notes:

    (A)  Bad debts charged off during the year.

    (B) Balance acquired in acquisitions plus translation and other adjustments.

     (C)  Retirement of fully amortized intangibles.

                            APPENDIX


Pursuant to Item 304 of Regulation S-T, the following is a narrative description of graphic or image material incorporated by reference from the Company's 1994-95 Annual Report to Shareholders at Item 7. Management's Discussions and Analysis of Financial Condition and Results of Operations.

Page 4 of Annual Report


                     Net earnings by quarter
                  excluding accounting changes
                       Dollars in millions


Measurement Period
(Fiscal Year Covered) 1ST QTR    2ND QTR     3RD QTR     4TH QTR
FYE 1991                6,704      7,151      14,610       2,007
FYE 1992                6,481      7,387       6,482       7,669
FYE 1993                8,289      8,473       7,432       9,493
FYE 1994                9,875     11,636      10,626      10,954
FYE 1995               14,830     16,801      17,413      19,398



                      Net sales by quarter
                       Dollars in millions

Measurement Period
(Fiscal Year Covered) 1ST QTR    2ND QTR     3RD QTR     4TH QTR

FYE 1991              114,351     118,608    126,483      122,540
FYE 1992              125,879     132,702    130,805      137,194
FYE 1993              133,817     144,603    146,591      145,828
FYE 1994              147,171     156,964    172,351      193,067
FYE 1995              208,436     221,760    240,505      242,309

Page 7 of Annual Report


                       Shipments by market
                       Dollars in millions
                      FYE  FYE   FYE  FYE  FYE  FYE  FYE  FYE  FYE  FYE
                      1986 1987  1988 1989 1990 1991 1992 1993 1994 1995
Aftermarket           $90  $112 $132 $137 $135 $156 $165 $169 $193 $220
Off-highway equipment  22    24   30   48   56   58   48   48   55   68
Industrial             37    40   45   57   58   69   68   77   96  131
Heavy & med. trucks    38    42   44   54   64   50   51   86  107  158
Cars & light trucks    75    81   83   80   63   64   89   93  119  202
Miscellaneous          19    21   29   12   13   18   25   20   26   51
Building HVAC          31    29   32   36   47   67   81   78   74   83

                      FYE  FYE  FYE  FYE  FYE  FYE  FYE  FYE  FYE  FYE
                      1986 1987 1988 1989 1990 1991 1992 1993 1994 1995
Aftermarket           29%  32%  33%  32%  31%  32%  31%  30%  29%  24%
Off-highway equipment  7    7    8   12   13   12    9    9    8    8
Industrial            12   11   11   13   13   14   13   13   14   14
Heavy & med. trucks   12   13   12   13   15   11   10   15   16   17
Cars & light trucks   24   23   21   19   14   13   17   16   18   22
Miscellaneous          6    6    7    3    3    4    5    3    4    6
Building HVAC         10    8    8    8   11   14   15   14   11    9


Page 7 of Annual Report


                    Sales dollar distribution

                                      FYE 94-95        FYE 93-94*
Materials and supplies                  38.2%            37.6%
Employee wages, salaries, and
  fringe benefits                       28.5%            31.3%
All taxes (except payroll taxes)         4.9%             4.9%
Wear and exhaustion of facilities        3.4%             3.8%
All other costs                         17.5%            15.9%
Dividends paid to shareholders           1.7%             2.0%
Earnings retained in the business        5.8%             4.5%

* Includes cumulative effects of accounting changes

Page 11 of Annual Report


                      Shipments by product
                       Dollars in millions
                     FYE   FYE   FYE   FYE   FYE   FYE   FYE   FYE   FYE   FYE
                     1986  1987  1988  1989  1990  1991  1992  1993  1994  1995
Condensers &
  evaporators        $ 62  $ 65  $ 66  $ 63  $ 48  $ 47  $ 66  $ 67  $ 83  $129
Oil Coolers            34    39    46    57    62    65    67    74    99   145
Radiators             163   184   201   214   230   242   238   258   302   383
Charge-air coolers      6    14    20    21    25    31    39    59    72   107
Miscellaneous          16    18    30    33    24    30    36    35    39    66
Building HVAC          31    29    32    36    47    67    81    78    74    83


                     FYE   FYE   FYE   FYE   FYE   FYE   FYE   FYE   FYE   FYE
                     1986  1987  1988  1989  1990  1991  1992  1993  1994  1995
Condensers &
  evaporators        20%   19%   17%   15%   11%   10%   13%   12%   12%   14
Oil Coolers          11    11    12    13    14    13    13    13    15    16
Radiators            52    53    51    51    53    51    45    45    45    42
Charge-air coolers    2     4     5     5     6     6     7    10    11    12
Miscellaneous         5     5     7     8     5     6     7     6     6     7
Building HVAC        10     8     8     8    11    14    15    14    11     9


Page 16 of Annual Report


                      Book value per share

Measurement Period
(Fiscal Year Covered)      Book value/share
FYE 91                          6.95
FYE 92                          7.32
FYE 93                          7.55
FYE 94                          8.50
FYE 95                         10.38
